# SPONSORED RESEARCH AGREEMENT

This Sponsored Research Agreement (the "**Agreement**") is made and is effective as of the date of the last signature below (the "**Effective Date**") between The Regents of The University of California, a California corporation, on behalf of its Los Angeles campus, acting through its offices located at 10889 Wilshire Blvd, Suite 920 Los Angeles, CA 90095-7191, ("**University**") and, CancerVAX, Inc., a Nevada corporation having a principal place of business at 351 Paseo Nuevo, Floor 2, Santa Barbara, CA 93101 ("**Sponsor**").

## Background

**WHEREAS**, Sponsor and University desire to undertake sponsored research activities for the purpose of gene therapy studies.

**WHEREAS**, on or around the Effective Date of this Agreement, Sponsor and University have entered into a Letter of Intent Agreement with respect to University's interest in patents pursued on the invention(s) disclosed pursuant to UCLA Case No. 2021-146 entitled: "Methods for treating Ewing Sarcoma" (such patent rights referred to herein as the "**Background IP**" and such agreement is referred to herein as the "**LOI Agreement**"); and

**WHEREAS**, the parties desire to enter into this Agreement under which Sponsor will fund research at University and University will grant Sponsor certain rights with respect to inventions and discovering resulting from the research.

**NOW THEREFORE**, the parties agree as follows:

## 1. Research Project

1.1 The Research Project entitled "*Engineering Immune Cellular Therapy for Ewing Sarcoma*" will not exceed the scope of work set forth on "**Attachment A**" and will be performed on a reasonable efforts basis. To the extent that any terms and conditions of this Agreement conflict with the scope of work, the terms of this Agreement will control.

1.2 Agreement Number: UCLA No. 2021-4223

## 2. Term of the Agreement

This Agreement is effective as of the Effective Date and expires in one year unless it is sooner terminated or extended by mutual written consent of both parties.

## 3. Principal Investigator(s)

University's performance of the research will be under the direction of its Principal Investigator, Dr. Satiro De Oliveira and its co-Principal Investigators, Dr. Noah Federman and Dr. Steven Jonas. If a Principal Investigator becomes unable or unwilling to continue the research and an alternative Principal Investigator is not agreeable to Sponsor, Sponsor will have the option to terminate this Agreement in accordance with Section 16 below.

## 4. Research Funding

The cost to Sponsor for University's performance hereunder will be Five Hundred Seventy-Four Thousand, Five Hundred and One Dollars ($574,501).

## 5. Payment

5.1 **Payment Schedule.** Sponsor will pay University in accordance with the budget and payment schedule set forth in "**Attachment B and C**" respectively. Payment will be made payable to "The Regents of the University of California," and reference "Agreement Number 2021-4223 (Dr. De Oliveira)."

5.2 **Sponsor Payment Contact.** University invoices will be sent to:

Name: CancerVAX, Inc.
ATTN: Lindsay Mann
Address: 351 Paseo Nuevo, Floor 2, Santa Barbara, CA 93101
Email: lindsay@cancervax.com, carla@cancervax.com

## 6. Equipment

If University purchases supplies or equipment hereunder, title to such supplies and equipment will vest in University.

## 7. Confidentiality

7.1 "**Confidential Information**" means all proprietary information related to the research project that is disclosed by a party hereunder in writing and marked as "Confidential," or if disclosed orally, visually or by some other intangible means, it will be identified at the time of disclosure as confidential and reduced to writing within thirty days.

7.2 **General Duties.** If either party discloses Confidential Information to the other party, the disclosing party will designate this information as confidential by appropriate legend or instruction, and except as required by law, the receiving party will:

(A) Use the same degree of care to maintain the secrecy of the Confidential Information as it uses to maintain the secrecy of its own information of like kind.

(B) Use the Confidential Information only to accomplish the purposes of this Agreement.

7.3 **Disclosures**. Neither party will disclose Confidential Information received from the other party except to its employees, officers, and other agents who are under similar obligations of confidence and only as required to accomplish the purposes of this Agreement.

7.4 **Exclusions.** The receiving party's obligations of confidentiality and limited use under this Agreement do not extend to any information that is:

(A) known to the receiving party at the time of its disclosure, as demonstrated by written records;

(B) rightfully obtained by the receiving party, without restriction, from a third party under no obligation of confidentiality;

(C) now or later becomes publicly available through no breach of this Agreement by the receiving party or any of its employees;

(D) developed by or for the receiving party independent of the Confidential Information received from the disclosing party, as shown by written records; or

(E) required to be disclosed under the California Public Records Act, governmental audit or other requirement of law or statute. In the event of such required disclosure, the receiving party will, to the extent reasonably practicable, promptly notify and afford the disclosing party the opportunity to challenge or otherwise lawfully seek limits upon such disclosure of Confidential Information.

7.5 **Term of Confidentiality.** The obligations of this Section 7 will continue in effect for five years after expiration or termination of this Agreement.

## 8. Deliverable

University will provide Sponsor the deliverable as set forth in the scope of work ("**Deliverable**"). Sponsor may use the data and technical information contained in the Deliverable for any internal research purpose subject to Sections 9 and 11 below. Although University and Sponsor are parties to the LOI Agreement pursuant to which University grants to Sponsor certain rights to the Background IP as defined therein, notwithstanding any statement herein to the contrary, no right or license is granted under this Agreement by University to Sponsor to any intellectual property University owns as a result of activities conducted prior to or independent of the Research Project. University makes no representations or warranties of merchantability or fitness of the data and/or technical information for any particular purpose, non-infringement of third-party rights, nor any other warranty of any kind. Unpublished data and technical information contained in such Deliverable should be considered Confidential Information by Sponsor even if not specifically marked as specified in Section 7. The right to use any such data or technical information in the development or commercialization of product or service for sale, or to enable the commercialization of such a product or service through the inclusion of such data or technical information in a regulatory or other enabling filing, may be secured as part of a license obtained by Sponsor in accordance Section 9 below.

## 9. Ownership, Patenting and Licensing of Subject Inventions

9.1 **Rights to Subject Inventions.** "**Subject Invention**" means any patentable developments or discoveries first conceived and actually reduced to practice in the performance of the research under this Agreement by a party either solely or jointly. Inventorship of Subject Inventions will be determined in accordance with U.S. Patent Law and ownership will follow from inventorship. All rights to Subject Inventions invented solely by employees of University will belong solely to the University. All rights to Subject Inventions invented solely by employees of Sponsor will belong solely to Sponsor. All rights to Subject Inventions invented jointly by employees of the University and employees of Sponsor will belong jointly to the University and Sponsor.

9.2 **Invention Disclosure.** University will promptly disclose to Sponsor in writing any Subject Invention ("**Invention Disclosure**"). Sponsor will hold this Invention Disclosure on a

confidential basis and will not disclose the Invention Disclosure or any information contained therein to any third party without the express written consent of University.

9.3 **License Rights**. To the extent that Sponsor has paid all direct and indirect costs of University's performance of the research as set forth in the agreed upon budget, and to the extent that University has the legal right to do so, it will grant to Sponsor upon receipt of the Invention Disclosure a time-limited, exclusive, first right to negotiate an option or license to University's interests in any Subject Invention as well as any further rights contemplated pursuant to Section 9, above. Sponsor will advise University in writing within sixty (60) days of Sponsor's receipt of the Invention Disclosure whether it wishes to exercise such right (**"Election Period"**). Sponsor will have one hundred and twenty (120) days from the date of election to execute an option or license with University, subject to any mutually agreed upon extension thereof (**"Negotiation Period"**).

9.4 **License**. A license provided under this Section 9 will contain reasonable terms, require diligent performance by Sponsor for the timely commercial development and early marketing of the Subject Invention, and include Sponsor's continuing obligation to reimburse University's prosecution costs for any Subject Invention subject to the license. If such license is not concluded within the Negotiation Period, or if Sponsor does not elect to secure such a license, neither party will have any further obligations to the other with respect to the Subject Invention and University's rights to the Subject Invention will be disposed of in accordance with University policies. The parties acknowledge and agree that any failure or inability to reach agreement for any reason whatsoever will not be deemed a breach by either party of this Agreement or any other agreement or arrangement between the parties.

9.5 **Background Intellectual Property**. For clarity, while University and Sponsor are parties to the LOI Agreement pursuant to which University grants Sponsor certain rights to the "**Background IP**" as defined therein, notwithstanding any statement herein to the contrary, no right or license is granted under this Agreement by University to Sponsor to any intellectual property University owns as a result of activities conducted prior to or independent of the Research Project and such Background IP is not subject to the provisions of Article 9.3 and 9.4 of this Agreement or any other provision of this Agreement.

9.6 **No Implied License**. Nothing contained in this Agreement will be deemed to grant either directly or by implication, estoppel, or otherwise, any rights under any patents, patent applications or other proprietary interests, whether dominant or subordinate, or any other invention, discovery or improvement of either party, other than the specific rights covering Subject Inventions under this Agreement.

9.7 **Patent Prosecution and Costs.**

(A) **Sole and Joint Subject Inventions**. University has the exclusive right, but not the obligation, to file, prosecute, maintain, enforce and defend all patents and patent applications claiming Subject Inventions solely-owned by University. Sponsor has the exclusive right, but not the obligation, to file, prosecute, maintain, enforce and defend all patents and patent applications claiming Subject Inventions solely owned by Sponsor. The parties will cooperate in discussing the handling of jointly-owned Subject Inventions. Where University and Sponsor are not able to come to such cooperative arrangement in a timely fashion, each party agrees to provide written notice to the other prior to any independent action leveraging its interest in such joint

Subject Invention, including without limitation the filing for patent protection in any jurisdiction.

(B) **Patent Costs**. Sponsor understands and agrees that absent an agreement to reimburse University's associated costs, University is under no obligation to file or maintain a patent on any Subject Invention. Upon exercise of Sponsor's right during the Election Period, Sponsor is obligated to the timely reimbursement of costs associated with the filing any maintenance of a patent on the Subject Invention(s), and this obligation will continue throughout the Negotiation Period and any extension thereof.

## 10. Copyright

As between University and Sponsor, University will own the copyrights in copyrightable works first created in a tangible medium of expression by University in the performance of the research. At Sponsor's request, to the extent that Sponsor has paid all direct and indirect costs of University's performance of the research as set forth in the attached budget, and to the extent that University has the legal right to do so, University will grant to Sponsor a license to University's interest in such works on reasonable terms and conditions, as the parties mutually agree in a separate writing.

## 11. Publication

11.1 **In General.** The parties acknowledge that University will have the right, at its discretion, to make or permit to be made scholarly disclosures of the results of the research, including without limitation, publication in scholarly journal(s), presentations at academic and other conferences, disclosures to University and non-University scholars, and disclosures in grant and funding applications. Authorship of results of the Research Project will be determined in accordance with academic standards and custom. Proper acknowledgment will be made for Sponsor's contributions to the research results being published.

11.2 **Prior Review Required.** University will provide a copy of the proposed written or oral publication (including manuscripts, abstracts and oral presentations) to Sponsor at least thirty days prior to submission for publication ("**Review Period**"). University will not publish Confidential Information received from Sponsor without prior written consent. Upon Sponsor's written notification during the Review Period, University agrees to delete any Sponsor Confidential Information contained in the proposed publication or presentation. If sponsor determines that the proposed public disclosure contains subject matter for which patent protection should be sought, University will delay the public disclosure for a maximum of an additional thirty days for the purpose of allowing the pursuit of such patent protection. For clarity, if University does not receive written notification from Sponsor that such proposed disclosure contains a possible Subject Invention or Sponsor's Confidential Information within the initial 30-day review period, it may proceed with its publication without further delay. University will at all times have final authority to determine the scope and content of any publications or presentations.

## 12. Export Control

12.1 **Fundamental Research.** The parties acknowledge that University is an institution of higher education and has many foreign persons who are employees and students. University conducts its research activities as "fundamental research" under export control regulations (as set forth in 22 C.F.R. 120.11 and 15 C.F.R. 734.8).

12.2 **No Transfer of Controlled Data or Technology.** The parties hereby acknowledge and agree that Sponsor will not transfer or otherwise disclose to University any technology or technical data identified on any U.S. export control list, including the Commerce Control List (15 C.F.R. 774) and the U.S. Munitions List (22 C.F.R. 121). Proposed disclosures that include technology or technical data other than that classified as EAR99 will be negotiated pursuant to a separate agreement.

**13. Use of Name and Publicity**

13.1 **Use of University Name.** California Education Code Section 92000 prohibits use of University's name to suggest that University endorses a product or service. Sponsor will not use University's names, including "UCLA," without prior written approval except to identify University as the Study site.

13.2 **Publicity.** Neither party will use the name, trade name, trademark or other designation of the other party in connection with any products, promotion, or advertising, without the prior written permission of the other party. However, nothing in this Section is intended to restrict either party from disclosing the existence of and nature of this Agreement (including the name of the other party) or from including the existence of and nature of this Agreement in the routine reporting of its activities.

**14. Indemnification**

14.1 **Indemnification by University**. The University will indemnify, defend and hold harmless Sponsor, its directors, officers, agents, and employees from and against any and all liability, loss, expense (including reasonable attorneys' fees), or claims for injury or damages arising out of the performance of this Agreement, but only in proportion to and to the extent such liability, loss, expense, attorneys' fees, or claims for injury or damages are caused by or result from the negligent or intentional acts or omissions of the University, its trustees, officers, agents or employees.

14.2 **Indemnification by Sponsor**. The Sponsor will indemnify, defend and hold harmless University, its trustees, officers, agents, and employees from and against any and all liability, loss, expense (including reasonable attorneys' fees), or claims for injury or damages arising out of the performance of this Agreement, but only in proportion to and to the extent such liability, loss, expense, attorneys' fees, or claims for injury or damages are caused by or result from the negligent or intentional acts or omissions of Sponsor, its directors, officers, agents or employees.

14.3 **Survival**. This section will survive the termination or expiration of this Agreement.

**15. Termination of the Agreement**

15.1 **Notice.** Any party may terminate the Research Project and this Agreement at any time upon 30 days' written notice to the other party, regardless of whether the Research Project has been completed. In addition, in the event of a material breach of this Agreement by a party, the other party may terminate the Research Project and this Agreement immediately upon written notice to the other party.

15.2 **Resolution.** In the event of such termination, Sponsor will pay University actual direct and indirect costs and noncancellable commitments incurred prior to the effective date of

termination and fair close-out related costs. If the total of such costs is less than the total funds advanced, the balance will be returned to Sponsor. In every instance, the total cost to Sponsor in the event of termination will not exceed the total award amount specified in Section 4.

## 16. Survival

The terms of Sections 6 (Equipment), 7 (Confidentiality), 8 (Deliverable), 9 (Ownership, Patenting and Licensing of Subject Inventions), 10 (Copyright), 11 (Publication), 12 (Export Control) 13 (Use of Name and Publicity), 14 (indemnification), 15 (Termination), 16 (Survival), 17 (Assignment), 18 (Independent Contractor), 19 (Notices), and 20 (Miscellaneous) and will survive expiration or termination of this Agreement.

## 17. Assignment

Neither party may assign this Agreement without the other party's prior written consent, which must not be unreasonably withheld. But either party may assign this Agreement to a successor in ownership of all or substantially all its business assets in the field to which this Agreement relates and the assigning party must notify the other party in writing of the permitted assignment. The successor will expressly assume in writing the obligation to perform in accordance with the terms and conditions of this Agreement and such assignment and express assumption must be formally noticed to the other party. Any other purported assignment will be void.

## 18. Independent Contractor

This Agreement does not create a relationship in the nature of joint venture, partnership, limited partnership or agency between the parties. No other facts or relations exist that would create any such relationship between them. Neither party has the right nor authority to assume or create any commitment of any kind, express or implied, or to make any promise or representation, or warranty on behalf of the other party, other than as expressly provided in this Agreement, without the other party's prior written authorization.

## 19. Notices

19.1 **Must be in Writing.** All notices and other communications required or permitted under this Agreement must be in writing and must be delivered personally; by registered or certified mail, postage prepaid; or by overnight courier service with a commercial overnight carrier to the addresses of the respective parties below.

19.2 **University's Address.** Sponsor will send all contractual notices to:

UCLA Technology Development Group
10889 Wilshire Blvd., Suite 920
Los Angeles, CA 90095
Attn: Tara A. Davidoff, JD
Phone: 310.794.3671
Email: tara.davidoff@tdg.ucla.edu

19.3 **Required Scientific/Technical Information**. Sponsor will send scientific information to:

Dr. Satiro De Oliveira, HS Asst. Clin. Professor

UCLA Ped-Hemat & Onc.
Box 951752, A2-410 MDCC
Los Angeles, CA 90095-1752
Phone: 310.825-6708
Email: sdeoliveira@mednet.ucla.edu

19.4 **Sponsor's Address.** University will send all contractual notices to:

CancerVAX, Inc.
351 Paseo Nuevo, Floor 2, Santa Barbara, CA 93101
Attn: Lindsay Mann
Phone: 805-356-1810
Email: lindsay@cancervax.com

19.5 **Receipt.** All notices under this Agreement will be considered received:

(A) and effective upon receipt if personally delivered or if sent by overnight courier service and written verification of receipt is obtained; or

(B) five business days following the date of mailing by certified mail, return-receipt requested and postage pre-paid.

**20. Miscellaneous**

20.1 **Entire Agreement.** This Agreement, together with its Attachments constitutes the entire agreement between the parties concerning its subject matter. It supersedes all prior written or oral agreements, communications, or understandings between the parties. It may not be modified except in a writing signed by the parties.

20.2 **Waiver.** If a party fails to enforce at any time, any of the provisions of this Agreement, that failure will not be construed as a waiver of those rights and is not a continuing waiver of any provisions and does not affect the party's right to take any action in the future to enforce any provisions.

20.3 **Severability.** If any part of this Agreement is for any reason found to be unenforceable, all other parts nevertheless remain enforceable if a party's rights under this Agreement are not materially affected. In lieu of the unenforceable provision, the parties will substitute or add as part of this Agreement a provision that will be as similar as possible in economic and business objectives as was intended by the unenforceable provision.

20.4 **Headings.** The section and paragraph headings in this Agreement are inserted for convenience only and do not affect the interpretation of this Agreement.

20.5 **Counterparts.** This Agreement may be executed by PDF and in one or more counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute the same instrument.

20.6 **Governing Law**. The validity and interpretation of this Agreement and the legal relations of the parties to it shall be governed by the laws of the State of California, without regard to its conflict of law principles, and each of the parties hereby submits to the personal venue of the courts of the State of California.

20.7 **Excusable Delays.** University will be excused from performance hereunder if a delay is caused by inclement weather, fire, flood, strike or other labor dispute, acts of God, epidemic, pandemic, acts of governmental officials or agencies, or any other cause beyond the control of University. The excusable delay is allowed for the period affected by the delay. If a delay occurs, the parties will revise the performance or other provisions hereunder as appropriate.

{Signature Page Follows}

Both Sponsor and University have executed this Agreement by their authorized officers on the dates written below:

**CANCERVAX, INC.**

By: DocuSigned by: Lindsay Mann A59A16E753AF4F4...

Name: Lindsay Mann

Title: President & CEO

Date: 5/12/2021 | 9:47 PM PDT

**THE REGENTS OF THE UNIVERSITY OF CALIFORNIA LOS ANGELES**

By: DocuSigned by: Brian Roe C253400746E74E0...

Name: Brian Roe

Title: Director, ISR

Date: 5/12/2021 | 10:37 AM PDT

By: DocuSigned by: Amir Naiberg 24FD3CF51FDD40F...

Name: Amir Naiberg

Title: AVC and CEO

Date: 5/12/2021 | 4:22 PM PDT

**READ AND ACKNOWLEDGED:**
Principal Investigator:

DocuSigned by: B57A2F8A4E254DE... 4/26/2021 | 6:17 PM PDT

Dr. Satiro De Oliveira Date

**READ AND ACKNOWLEDGED:**
Principal Investigator:

DocuSigned by: DAF3E289FBEB496... 5/12/2021 | 8:23 AM PDT

Dr. Noah Federman Date

**READ AND ACKNOWLEDGED:**
Principal Investigator:

DocuSigned by: Steven J. Jonas DF9E31FD4B484F0... 5/12/2021 | 10:35 AM PDT

Dr. Steven Jonas Date

# ATTACHMENT A
# RESEARCH PROJECT

**<u>Project title:</u> Engineering Immune Cellular Therapy for Ewing Sarcoma**

**<u>PI:</u>** Satiro De Oliveira, MD

**<u>Co-PIs:</u>** Noah Federman, MD and Steven Jonas, MD, PhD

## <u>Scientific Abstract:</u>

Ewing Sarcoma (ES) is a rare but aggressive bone and soft-tissue cancer for which multimodal therapeutics including chemotherapy, surgery and radiation therapy lead to limited survival of 55-65% for patients with localized disease and only 20-35% for patients with metastatic disease. This proposal congregates UCLA experts already successfully working together to develop immunotherapy approaches for patients with ES, a population with recognized unmet need for whom no significant improvements in cure and survival have been reached for decades.

LINGO1 is a cell surface protein expressed as part of the Nogo receptor and have been demonstrated to be present in over 90% of ES cell lines, confirmed in ES tumors at UCLA by the investigators in this proposal. Immune targeting of LINGO1 using antibodies has been described for detection and delivery of cytotoxic agents, and a recent publication by UCLA investigators has used LINGO1 as a target for highly specific high-throughput detection of ES cancer cells. Our overarching hypothesis is that ***targeting of Ewing Sarcoma using immunotherapy will create effective cancer cytotoxicity and lead to better clinical outcomes***. The expression profile of LINGO1 makes it a very promising target for immunotherapy approaches that have not yet been fully explored.

The outcomes of this study will generate LINGO1-specific chimeric antigen receptor T cells (CAR T cells), and the development of bispecific antibodies targeting LINGO1 and CD3. If successful, this proposal will consolidate the basis for clinical translation of this innovative approach, and directly generate the products for the translation to patient care.

## <u>Lay Summary:</u>

Ewing Sarcoma (ES) is an aggressive bone and soft-tissue cancer with limited chances of cure, more prevalent in adolescents and young adults. Current therapies for ES have reached a plateau over the last several decades, and there is urgent need for improved outcomes. Approaches that target chemotherapy-resistant tumors, especially in the setting of metastatic and/or microscopic residual disease would be revolutionary.

UCLA research experts already successfully working together now come forward in this proposal to develop immunotherapy approaches for ES targeting LINGO1, a protein present on the surface of more than 90% of ES tumors. Using the latest technologies available, the investigators will develop chimeric antigen receptors (CAR) T cells and bispecific antibodies targeting LINGO1, employing assays using immune cells and tumor cells from ES patients.

The findings of this work will create and evaluate new promising tools for recruiting and activating the patient's own immune system to track and destroy ES tumors, accelerating the translation of scientific knowledge into effective therapies for patients.

**Scope of the work:** The pre-clinical phase of development will involve generation of the main drug/reagents for cancer immunotherapy approach, the chimeric antigen receptor and the bispecific antibody targeting LINGO1, in a contract with a biotechnology company, and assays to evaluate proof of principle and efficacy *in vitro* and *in vivo*. The results of the work will lead to two immunotherapeutic reagents directed at ES that will provide support to file a definitive formal patent application and establish the foundation for clinical translation of this research effort, leading to early phase clinical trials.

**Goals of the pre-clinical development phase:**

1) Generation of the two main drug/reagents for immunotherapy for Ewing sarcoma, the chimeric antigen receptor and the bispecific antibody targeting LINGO1;
2) Completion of assays to support filing of a formal patent following provisional patent UCLA.P01132US.P1 / 1001147112 filed on January 15, 2021;
3) Generation of pre-clinical data to support renewal of the research sponsored agreement and progression to clinical translation of immunotherapy approaches for Ewing sarcoma.

**Timeline:**

May 2021 to September 2021: generation of two products through contract with biotechnology company, and preliminary assays for antigen binding and target cytotoxicity.

October 2021 to January 2022: pre-clinical assays performed at UCLA laboratories to evaluate cytotoxicity to Ewing sarcoma cell lines mediated by the two products.

January 2022 to February 2022: compilation of findings and submission of a formal patent on immunotherapy approaches for Ewing sarcoma.

January 2022 to April 2022: planning of toxicology studies required for IND and phase I/II clinical trials of cancer immunotherapy for Ewing sarcoma.